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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

APR 01 2010

Washington, DC
110

SEC FILE NUMBER
8- 44108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert R. Meredith & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 29th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Potter **(212) 969-9292**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **William Potter**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Robert R. Meredith & Co., Inc.**, as of **December 31**, 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Prop

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT R. MEREDITH & CO., INC.

Statement of Financial Condition

December 31, 2009

(With Independent Auditors' Report Thereon)

ROBERT R. MEREDITH & CO., INC.

DECEMBER 31, 2009

INDEX

MALONEBAILEY LLP

CERTIFIED PUBLIC ACCOUNTING FIRM

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Robert R. Meredith & Co., Inc.
New York, NY

We have audited the accompanying statement of financial condition of Robert R. Meredith & Co., Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robert R. Meredith & Co., Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
March 30, 2010

ROBERT R. MEREDITH & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash	$	16,082
Clearing deposit		100,000
Receivable from clearing broker		205,830
Due from affiliate, net of allowance of $201,000		985,008
Securities purchased, at market value		55,797
Other assets		280
TOTAL ASSETS	$	1,362,997
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to clearing broker	$	230,930
Accounts payable and accrued expenses		100,952
TOTAL LIABILITIES		331,882
Commitments and contingent liabilities		-
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		100,000
Additional paid-in capital		791,976
Retained earnings		139,139
Total Stockholders' Equity		1,031,115
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,362,997

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Robert R. Meredith & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Meredith Financial Group Inc. ("MFG"). The Company's operations primarily consist of private placements and securities transactions which are executed on either an agency or riskless principal basis on behalf of its customers.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Revenues derived from commissions earned on the sale of securities are recorded on a trade-date basis as security transactions occur. Investment banking revenues are recorded upon the closing of a deal.

Income Taxes

The Company files its federal, state and city income tax returns on a consolidated basis with its Parent. Income taxes are allocated to each company within the consolidated group as if each company filed its income tax returns separately. The Company complies with FASB ASC 740-10, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. During 2009 the Company wrote off its $88,000 tax benefit because it was unlikely to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3- FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2009:

Assets	Fair Value	Fair Value Hierarchy
Investments in securities	$ 55,797	Level 2

NOTE 4- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $26,369 which was $19,639 in excess of its required net capital of $6,730. The Company's aggregate indebtedness to net capital ratio was 3.8284 to 1.

NOTE 5- RELATED PARTY TRANSACTIONS AND LIQUIDITY

At December 31, 2009, the Company had a net receivable from its Parent, MFG, aggregating approximately $985,000. In addition, the Company is dependent upon MFG for the continuing provision of resources such as overhead and personnel. MFG did not generate positive cash flow from operations for the year ended December 31, 2009. MFG believes that its current cash resources and potential revenue resources, coupled with management's aggressive cost cutting measures of overhead, personnel, and facility expenses, should be adequate to fund its own operations as well as the Company's operations for the year ending December 31, 2009. The Company's long-term liquidity is dependent on its ability to develop working capital and attain future profitable operations.

NOTE 6- CONCENTRATIONS

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

The receivable from the clearing broker is pursuant to this clearance agreement, as is a requirement for the Company to maintain a clearing deposit of $100,000.

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to significant credit risk on cash.

For the year ended December 31, 2009, investment banking fees with two customers accounted for approximately 94% of the total revenue.

NOTE 7- SUBSEQUENT EVENTS

On February 24, 2010 the Company received a 90-day notice from its clearing firm stating that their clearing agreement was being cancelled.

The Company is currently in negotiations for the purpose of obtaining a new clearing agreement.